Form 51-102F1

Interim Management Discussion and Analysis

For

NDT VENTURES LTD. (“NDT” or the “Company”)

Containing Information up to and including October 18, 2004

Note to Reader

Readers of the following Interim Management Discussion and Analysis (“Interim MD&A”) should refer to NDT’s audited consolidated financial statements for the year ended May 31, 2004 as compared to the year ended May 31, 2003 and the related Annual Management Discussion and Analysis (“Annual MD&A”) dated September 16, 2004. The following discussion is an update to the Company’s Annual MD&A.

This Interim MD&A should be read in conjunction with the Company’s consolidated financial statements for the three months ended August 31, 2004 together with the notes thereto. The interim financial statements for the three months ended August 31, 2004 have been prepared by management in accordance with Canadian generally accepted accounting principles.

Forward-Looking Information

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.  Such statements are used to describe management’s future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Overall Performance

The Company is engaged in the location, acquisition, exploration and, if warranted, development of mineral resource properties throughout the Americas. Currently, the Company’s exploration activities are focused on mineral properties situated in Nunavut, Manitoba, Ontario and Nevada. The Company also maintains mineral properties in the Voisey’s Bay area of Labrador and Newfoundland as well as in Argentina and Peru.

During the first quarter ended August 31, 2004, the Company spent $174,411 to acquire and explore its mineral property interests, as compared to acquisition and exploration costs of $232,259 in the comparative quarter ended August 31, 2003.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

Highlights of technical and corporate developments for first quarter of fiscal 2005 include:

  The commencement of exploration activities on the Trend Project. In June, NDT granted Nevada Contact Inc. (“NCI”) an option to acquire up to 65% interest in the Trend Project. In September, NCI announced that a contract has been let to provide detailed aeromagnetic data and interpretation of the project area. NCI has also designed and commissioned a detailed, ground-based gravity survey of the entire project area.

  Commencement of diamond exploration campaigns on the Melville Diamond Projects. NDT and Strongbow Exploration Inc. (“Strongbow”) commenced a second year exploration program to follow-up on selected high priority geophysical targets on the Fury property and the collection of approximately 140 heavy mineral samples to confirm and further investigate anomalous sample results on both Fury and the Gem properties. Results are pending.

  The acquisition of the Troy Property. In October, NDT acquired an option from Troon Ventures Ltd. (“Troon”) to earn up to a 60% interest in the Troy Property located 65 km southwest of Chapleau, Ontario. A fall program of line cutting and grid preparation, geological mapping and sampling, and backhoe trenching may lead to a winter drill program.

  Completion of a sampling program  and drill preparation of Golden Shear Project, the first of the Nevada Nine Projects. NDT has finalized plans for a drill program on the Golden Shear Project, located near Winnemucca, Nevada.  The property consists of 45 claims covering two target areas, along a portion of a mineral trend traceable for approximately 15 kilometers. The Company has applied for the necessary permits and expects to commence a drill program by mid-November.

  Active exploration has continued in South America, Nevada and Canada as the Company seeks additional acquisition opportunities in the Americas.

  In July 2004, the Company completed a private placement of 3.5 million units for gross proceeds of $700,000.

The Company’s loss from operations for the three months ended August 31, 2004 totaled $167,778, a loss of $0.01 per share, as compared to a loss of $133,347, or $0.01 per share for the period ended August 31, 2003. The increase in the Company’s loss for the current period is primarily attributable to stock-based compensation expense of $98,434 (2003 - $nil), representing the fair value of 850,000 stock options granted during the current period.  The Company prospectively adopted full fair value accounting for all stock-based compensation during the year ended May 31, 2004 in accordance with the recommendations of CICA Handbook S. 3870.  Also during the current period the Company wrote-off capitalized resource property costs of $20,599 (2003 - $73,206).  The Company’s capitalized resource property costs totaled $890,665 as at August 31, 2004 as compared to $736,853 as at May 31, 2004 and $347,956 as at August 31, 2003.  During the three months ended August 31, 2004, the Company’s cash position increased by $620,933 due to a private placement of 3,500,000 units at $0.20 per unit.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

Results of Operations

The Company’s loss for the current period totaled $167,778 as compared to a loss of $133,347 during the comparative period ended August 31, 2003.  General and administrative expenses increased as compared to the prior period, from $73,611 for the three months ended August 31, 2003 to $151,416 for the three months ended August 31, 2004.  Stock-based compensation, a non-cash item, was the largest expense during the first quarter at $98,434 (2003 - $nil), accounting for 65% of the Company’s total general and administrative expense.  Management and administrative fees paid to International Northair Mines Ltd. (“Northair”) under the terms of a management and cost sharing agreement decreased to $27,000 in the first quarter from $45,000 in the comparative period.  The administrative fee was reduced to $9,000 per month due to a decrease in shared costs and services provided.

Other general and administrative expenses include a decrease in salary and benefit expense from $8,882 in the comparative period to $nil in the current period as the Company’s management focused its efforts on exploration and investor relations activities.  Regulatory compliance costs increased slightly from $1,110 to $2,107.  Legal and accounting expense decreased from $5,467 in the comparative period to $2,831 in the three months ended August 31, 2004.  Legal fees fluctuate primarily in relation to the number of property option agreements in development.  Shareholder information and meeting expense increased significantly, from $5,010 in the three months ended August 31, 2003 to $9,775 in the current period.  Included in this category is salary expense relating to investor relations of $6,394 and $2,626 relating to conferences and trade shows.  Other shareholder communications costs totaled about $755.  Travel and promotional expense increased in the current period to $7,439 from $4,874 due to an increase in the Company’s corporate development activities.  Office and general expense also increased, from $1,865 to $3,040 in the current period. This expense category includes bank charges, postage, courier and telephone expense relating to the Company’s administrative operations.  Transfer agent fees and amortization expense both decreased in the current period to $247 (2003 - $627) and $543 (2003 - $776) respectively.

The Company’s write-down of mineral property costs decreased to $20,599 from $73,206 in the comparative period.  Included in the write-down for the current period are mineral property costs associated with the Company’s generative exploration programs in Canada, the United States and South America.  The Company’s foreign exchange gain decreased as compared to the prior period, from $3,296 to $688 due to an appreciation in the Canadian dollar against the U.S. dollar. Interest income declined, from $11,843 to $3,549 due to smaller cash balances available for short-term investment.

Overall, the Company’s general and administrative expenses, excluding stock-based compensation decreased by $20,629, or approximately 28%, during the three months ended August 31, 2004 as compared to the same period last year.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

Exploration Update

NDT’s exploration activities are currently focused on the Melville Projects in Nunavut, the Domain Project in northern Manitoba, the Troy Property in Ontario and on the Trend Project and Nevada Nine Properties in the United States.

Melville Diamond Projects, Nunavut

The Melville Diamond Projects cover approximately 4,243 square km of prospective ground situated within 60 km of the diamondiferous AV-1 and AV-2 kimberlites now being explored by Stornoway Diamond Corporation.  NDT and its joint venture partner, Strongbow are earning a collective 60% interest (30% each) in the Fury, Sarcpa and Gem Properties from Stornoway and BHP Billiton.

During the year ended May 31, 2003, the Company completed a short form offering and raised $1,000,800 for exploration expenditures on the Melville Projects and other Canadian exploration projects.

Melville Diamond Projects, Nunavut	SFOD estimated use of proceeds	Actual to August 31, 2004	Variance
Airborne geophysical survey	$ 125,000	$ 136,873	$ 11,873
On-site quality control	5,000	5,000	-
Till sample collection/processing	110,000	121,111	11,111
Ground geophysical surveying	100,000	-	(100,000)
Drilling – stage 1	225,000	-	(225,000)
Drilling - stage 2	435,800	-	(435,800)
Other	-	65,939	65,939
Total exploration expenditures	$ 1,000,800	$ 328,923	$ (671,877)

In 2003, NDT and Strongbow completed a fixed wing aeromagnetic survey over the Fury permits and collected a total of 245 heavy mineral samples from Fury, Sarcpa and Gem. Interpretation and analysis of the magnetic data has resulted in the identification of 95 anomalous responses. Five anomalous heavy mineral samples from Fury have returned kimberlitic pyrope garnet grains and a sample from Gem returned several mineral grains of probable kimberlitic affinity.  Airborne geophysical survey costs were higher than budgeted because the kilometres surveyed increased from 18,900 to 19,500, and the cost per kilometre was higher than anticipated. The budget for till sample collection was based on 220 samples, while the actual till sampling costs relate to the collection of 245 till samples.

NDT and Strongbow have budgeted a $300,000 exploration program this year to follow-up and prospect selected high priority geophysical targets on the Fury property and the collection of approximately 140 heavy mineral samples to confirm and further investigate anomalous sample results on both Fury and the Gem property. No exploration was conducted on the Sarcpa property, however the property is located in a strategic area and exploration expenditures incurred to date are sufficient to hold the permits for several years.   Further exploration, including the originally proposed ground geophysical surveying and drilling,on the Fury and the Gem properties will be dependent on the results received from this years’ exploration program.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

Actual exploration on the Melville Projects is less than the Company had initially anticipated.  Accordingly, it is the Company’s intention to reallocate a portion of the flow-through funds raised in the short-form offering to its other Canadian exploration projects, including the Domain Project in Manitoba and the Troy gold property in Ontario.

Domain Project, Northern Manitoba

In early 2004 the Company completed a program of ground magnetic and horizontal loop electromagnetic surveying and carried out detailed reviews of all available data on its Domain Project. Previous target areas were re-established and expanded in preparation for possible further exploration, which could occur in early 2005.

Troy Project, Ontario

The Company has been granted an option to acquire up to a 60% interest in the Troy Property located 65 km southwest of Chapleau, Ontario. The Troy Property consists of some 1,653 hectares located in the easternmost portion of the Batchawana Greenstone Belt which hosts the major gold deposits located at Kirkland Lake, Timmins and Val d’Or. The property is accessible from Chapleau by a combination of logging and paved roads.

NDT can earn a minimum 51% property interest from Troon Ventures Ltd. by paying $75,000 in cash; issuing 500,000 shares and incurring $1,300,000 in exploration expenditures over a four year period. The Company will be required to spend $150,000 on or before September 20, 2005 of which it is firmly committed to spending $125,000. The Company would have the option to earn an additional 9% interest (total 60%) by incurring an additional $700,000 in exploration (for a total of $2,000,000) within another year.

Trend Project, Nevada

On June 1, 2004, NDT granted Nevada Contact Inc., a subsidiary of Sudbury Contact Mines Ltd., an option to acquire up to 65% interest in the Trend Project. In September 2004, Sudbury Contact sold its interest in the Trend Project to Agnico-Eagle Mines Ltd.  (“Agnico-Eagle”).  Agnico-Eagle held a 44% interest in Sudbury Contact (now Contact Diamond Corporation) prior to this transaction.  The option agreement as signed with Nevada Contact entitled the optionee to earn an initial 51% percent interest over a four year period by making the remaining cash payments totaling $325,000 US, completing $1,500,000 US in work expenditures, and causing Sudbury Contact to issue 210,000 shares to NDT.  The optionee can acquire an additional 14% by funding and presenting a project feasibility study to NDT.

The Company has been advised that a contract has been let to provide detailed aeromagnetic data and interpretation of the project area. Results of this work are expected by October. A detailed, ground-based gravity survey of the entire project area commenced in September.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

The objective of both the aeromagnetic and gravity surveys is to provide interpretations that can be used to delineate structure, lateral extent of geologic bodies and depth estimates of covered geologic units.  This data, coupled with geological and geochemical results provided by NDT and others, will be used to design an initial drill program planned for late 2004 or early 2005.

Golden Shear, Nevada

NDT has finalized plans for a drill program to be conducted on the Golden Shear Project, located near Winnemucca, Nevada.  The property, one of nine gold properties recently acquired by NDT, consists of 45 claims covering two target areas, along a portion of a mineral trend traceable for approximately 15 kilometers. The Company has applied for the necessary permits and expects to commence the drill program by mid-November.

The priority target at Golden Shear consists of multiple parallel zones of veins and breccia with potential for both high-grade, underground mineable and lower-grade, bulk-mineable gold mineralization. NDT has taken thirty five samples with the objective of determining the level of mineralization within a 1000 by 300 metre zone of altered siltstone and quartzite. Sixteen of the samples exceeded 1 g/t gold and 25 g/t silver. Of these sixteen samples, gold values average 6.10 g/t and silver values averaged 90.0 g/t. Geological mapping has been successful in defining the magnitude of the mineralizing system, controls to mineralization and priority targets. An initial 1500 metre drill program will test six separate areas with holes angling across structures in zones of stockwork veining.

A second target area on the property covers a structure that is approximately 2 to 3 meters wide as exposed in old mine workings. This sheared structure can be traced via shafts and trenches for approximately 200 meters before disappearing under cover.  NDT sampling has returned values up to 2 g/t gold and 100 g/t silver from the shear; a portion of which forms the contact between Triassic mudstones and a younger granodiorite intrusive.  As well, the intrusive is locally strongly anomalous in gold. An initial 600 metre drill program is planned for this area, with the objective to drill angle holes through the known mineralized structure to test for bonanza-grade gold-silver mineralization.

A second phase of drilling will be contingent on results from the two target areas.

Risks and Uncertainties

The risks and uncertainties affecting the Company remain unchanged from those disclosed in its Annual MD&A.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of NDT and is derived from unaudited quarterly financial statements prepared by management. NDT’s interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (loss)	Basic Earnings (Loss) per share(1) from Continued Operation and Net Income (loss)	Fully Diluted Loss per share(1) - from Continued Operation and Net Income (loss)
Three months ended 31 August 2004	$ -	$ (167,778)	$ (0.01)	$ (0.01)
Three months ended 31 May 2004	-	(251,921)	(0.01)	(0.01)
Three months ended 29 February 2004	-	(101,407)	(0.00)	(0.00)
Three months ended 30 November 2003	-	(165,276)	(0.01)	(0.01)
Three months ended 31 August 2003	-	(133,347)	(0.01)	(0.01)
Three months ended 31 May 2003	-	(975,259)	(0.04)	(0.04)
Three months ended 28 February 2003	-	(145,765)	(0.01)	(0.01)
Three months ended 30 November 2002	-	(445,699)	(0.02)	(0.02)

(1)

Based on the treasury share method for calculating diluted earnings.

The factors affecting the comparability of the quarters remain unchanged from those set out in the Company’s Annual MD&A.

Proposed Transactions

There are no proposed transactions outside of the Company’s normal business activities as of the date of this Interim MD&A.

Liquidity

The trends or expected fluctuations in the Company’s liquidity remain unchanged from those discussed in its Annual MD&A.

The Company’s working capital as at August 31, 2004 was $1,202,804 as compared to working capital of $804,424 as at May 31, 2004.  During the three months ended August 31, 2004, cash and equivalents increased by $342,294 to $1,247,162.  Included in this amount is $370,504 that must be spent on qualified Canadian exploration expense no later than December 31, 2004.  In the comparative period, cash and equivalents decreased by $160,793 to $1,706,307 as at August 31, 2003.  Cash used in operating activities totaled $104,288 in the current fiscal period, as compared to cash generated by operating activities of $29,248 in the comparative period ending August 31, 2003.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

Cash used in investing activities was $174,411 (2003 - $190,041).  The Company’s principal investing activity is the acquisition and exploration of its mineral properties.  During the three months ended August 31, 2004, the Company spent $31,615 (net of a Manitoba Mineral Exploration credit of $28,259) to explore the Domain property in Manitoba and $51,356 to explore the Melville projects.  Exploration and acquisition costs for the Nevada Nine properties in the United States totaled $52,990 and the Company’s exploration expense on the Trend property (optioned during the current period to Nevada Contact) was $487.  The acquisition and exploration of the Company’s mineral property interests in Peru totaled $17,364.  Generative exploration in the Americas was $20,599 for the period.

During the period the Company completed a private placement of 3,500,000 units at $0.20 per unit for gross proceeds of $700,000.  Net of share issuance costs, the Company received $620,993 from financing activities, as compared to $nil in the comparative period.

Capital Resources

As at August 31, 2004, the Company’s share capital was $25,143,493 representing 37,120,695 common shares without par value (May 31, 2004 - $24,424,066 – 33,537,745 common shares).  Included in share capital is stock-based compensation of $115,004 (May 31, 2004 - $16,570).  The deficit was $22,910,941 (May 31, 2004 - $22,743,163) as at August 31, 2004.  Shareholders’ equity totaled $2,232,552 as at August 31, 2004 as compared to shareholder’s equity of $1,680,903 as at May 31, 2004.

In July 2004, the Company completed a private placement of 3,500,000 units at $0.20 per unit for gross proceeds of $700,000.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole warrant is exercisable to acquire one common share of the Company at a price of $0.25 per share until July 15, 2006.  As part of this private placement, the Company paid commission equal to 8% of the gross proceeds, of which $51,410 was paid in cash and the balance in units of the Company on the same terms as the offering.  In addition, the Company paid a corporate finance fee of 60,000 additional units, each unit consisting of one common share and one common share purchase warrant exercisable at $0.25 per share until July 15, 2006 and the Company issued 350,000 agent’s warrants.  Each agent’s warrant is exercisable at $0.20 per share until July 15, 2006.  All securities issued as part of this private placement are subject to a four-month hold period that expires November 15, 2004.

The Company had 2,350,000 outstanding stock options as at August 31, 2004 which, if exercised, would increase the Company’s available cash by $379,150.  During the current period, the Company granted 850,000 stock options to insiders and employees.  These options are exercisable at $0.175 per share until June 17, 2009.  In addition, the Company had 2,171,475 warrants outstanding which, if exercised, would increase the Company’s available cash by $525,369.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

The Company has sufficient financial resources to complete its planned exploration programs and to cover its administrative operating costs for at least the next twelve months.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning NDT’s general and administrative expenses and mineral property costs is provided in the Company’s Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for the three months ended August 31, 2004 and the years ended May 31, 2004 and May 31, 2003.  These statements are available on NDT’s website at www.northair.com/ndt/ or on its SEDAR Page Site, accessed through www.sedar.com

Outstanding Share Data

NDT’s authorized capital is 100,000,000 common shares without par value. As at October 18, 2004, there are 37,120,695 common shares issued and outstanding.

As at October 18, 2004, the following options are outstanding:

Shares	Type	Exercise Price	Expiry Date
1,225,000	Insiders	$ 0.15	17 February 2008
140,000	Employees	$ 0.15	17 February 2008
100,000	Insiders	$ 0.19	8 January 2009
35,000	Employees	$ 0.19	8 January 2009
750,000	Insiders	$0.175	17 June 2009
100,000	Employees	$0.175	17 June 2009
2,350,000

As at October 18, 2004, the following warrants are outstanding:

	Shares	Exercise Price
Warrants expiring 15 July 2006	1,821,475	$0.25
Warrants expiring 15 July 2006	350,000	$0.20
Warrants outstanding	2,171,475

Transactions with Related Parties

Related party transactions are as follows:

a)

As at August 31, 2004, the amount due to related parties consisted of $35,864 (May 31, 2004 - $14,154), due to International Northair Mines Ltd. (“Northair”), a company with certain directors and officers in common.  This amount is non-interest bearing, unsecured and due on demand.

NDT Ventures Ltd.

Interim Management Discussion and Analysis

First Quarter Ended August 31, 2004

b)

Pursuant to an agreement with Northair, the Company receives administrative services from Northair for a fee, fixed annually and paid monthly.  The agreement is automatically renewed from year to year.  Either party can terminate the agreement by giving three months written notice prior to the anniversary date.  During the current quarter, $27,000 (2003 - $45,000) was paid to Northair for its services.

c)

As at August 31, 2004, the Company had a $5,400 (May 31, 2004 - $nil) receivable for shared exploration expense from Tenajon Resources Corp., a company with certain directors and officers in common.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company’s accounting policies, other than as disclosed in its Annual MD&A.

Financial Instruments and Other Instruments

NDT’s financial instruments consist of cash and short-term investments, restricted cash, accounts receivable, reclamation bonds, investments, accounts payables and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that NDT is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of NDT Ventures Ltd. has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to NDT is on SEDAR at www.sedar.com